The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated July 25, 2022

Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 2-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated July , 2022 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Digital Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract due August 30, 2023 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a fixed return of at least 15.35% if the Ending Contract Price of the Commodity Futures Contract is greater than or equal to the Initial Contract Price or is less than the Initial Contract Price by up to 50%.
•	Investors should be willing to forgo interest payments and be willing to lose some or all of their principal if the Ending Contract Price is less than the Initial Contract Price by more than 50%.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Commodity Futures Contract:	The first nearby month futures contract for Brent crude oil (Bloomberg ticker: CO1) traded on ICE Futures Europe or, on any day that falls on the last trading day of such contract (all pursuant to the rules of ICE Futures Europe), the second nearby month futures contract for Brent crude oil (Bloomberg ticker: CO2) traded on ICE Futures Europe
Payment at Maturity:	If the Ending Contract Price is greater than or equal to the Initial Contract Price or is less than the Initial Contract Price by up to the Contingent Buffer Percentage, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Contingent Digital Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Contingent Digital Return)
If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Contract Price is less than the Initial Contract Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Contract Return) In no event, however, will the payment at maturity be less than $0.
If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 50%, you will lose more than 50% of your principal amount at maturity and may lose all of your principal amount at maturity.
Contingent Digital Return:	At least 15.35%, which reflects the maximum return on the notes. Accordingly, assuming a Contingent Digital Return of 15.35%, the maximum payment at maturity per $1,000 principal amount note is $1,153.50. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 15.35%.
Contingent Buffer Percentage:	50%
Contract Return:	Ending Contract Price – Initial Contract Price Initial Contract Price
Initial Contract Price:	The Contract Price on the Pricing Date. For the avoidance of doubt, because the scheduled Pricing Date falls on the last trading day of the first nearby month futures contract for Brent crude oil, the Contract Price on the Pricing Date is expected to be the official settlement price of the second nearby month futures contract for Brent crude oil, as made public by ICE Futures Europe and displayed on the Bloomberg (as defined below) under the symbol “CO2,” on that day. See “— Contract Price” below.
Ending Contract Price:	The Contract Price on the Observation Date
Contract Price:	On any day, the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, provided that if that day falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract for Brent crude oil, as made public by ICE Futures Europe and displayed on the Bloomberg Professional® service (“Bloomberg”) under the symbol “CO1” or “CO2,” as applicable, on that day
Pricing Date:	On or about July 29, 2022
Original Issue Date:	On or about August 3, 2022 (Settlement Date)
Observation Date†:	August 25, 2023
Maturity Date†:	August 30, 2023
CUSIP:	48133DQ60
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Commodity or Commodity Futures Contract” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement and in “Selected Risk Considerations — Risks Relating to the Notes Generally — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” in this pricing supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $955.40 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $942.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 2-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021465/crt_dp139320-424b2.pdf
●	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1) the consequences of a commodity hedging disruption event are described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement; and

(2) the Observation Date is a “Determination Date” as described in the accompanying product supplement and is subject to postponement as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Commodity or Commodity Futures Contract” in the accompanying product supplement.

The notes are not futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

JPMorgan Structured Investments —	PS- 1
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity Futures Contract?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Contract Price of $100 and a Contingent Digital Return of 15.35% and reflects the Contingent Buffer Percentage of 50%. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 15.35%.

The hypothetical Initial Contract Price of $100 has been chosen for illustrative purposes only and may not represent a likely actual Initial Contract Price. The actual Initial Contract Price will be the Contract Price on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual Contract Prices, please see the historical information set forth under “Historical Information” in this pricing supplement.

Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Contract Price	Contract Return	Total Return
$180.00	80.00%	15.35%
$170.00	70.00%	15.35%
$160.00	60.00%	15.35%
$150.00	50.00%	15.35%
$140.00	40.00%	15.35%
$130.00	30.00%	15.35%
$120.00	20.00%	15.35%
$115.35	15.35%	15.35%
$110.00	10.00%	15.35%
$105.00	5.00%	15.35%
$102.50	2.50%	15.35%
$100.00	0.00%	15.35%
$97.50	-2.50%	15.35%
$95.00	-5.00%	15.35%
$90.00	-10.00%	15.35%
$80.00	-20.00%	15.35%
$70.00	-30.00%	15.35%
$60.00	-40.00%	15.35%
$50.00	-50.00%	15.35%
$49.99	-50.01%	-50.01%
$40.00	-60.00%	-60.00%
$30.00	-70.00%	-70.00%
$20.00	-80.00%	-80.00%
$10.00	-90.00%	-90.00%
$0.00	-100.00%	-100.00%

JPMorgan Structured Investments —	PS- 2
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The price of the Commodity Futures Contract increases from the Initial Contract Price of $100 to an Ending Contract Price of $105.

Because the Ending Contract Price of $105 is greater than the Initial Contract Price of $100, regardless of the Contract Return, the investor receives a payment at maturity of $1,153.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15.35%) = $1,153.50

Example 2: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $100 to an Ending Contract Price of $50.

Although the Contract Return is negative, because the Ending Contract Price of $50 is less than the Initial Contract Price of $100 by up to the Contingent Buffer Percentage of 50%, the investor receives a payment at maturity of $1,153.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15.35%) = $1,153.50

Example 3: The price of the Commodity Futures Contract increases from the Initial Contract Price of $100 to an Ending Contract Price of $140.

Because the Ending Contract Price of $140 is greater than the Initial Contract Price of $100 and although the Contract Return of 40% exceeds the Contingent Digital Return of 15.35%, the investor is entitled to only the Contingent Digital Return and receives a payment at maturity of $1,153.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15.35%) = $1,153.50

Example 4: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $100 to an Ending Contract Price of $40.

Because the Ending Contract Price of $40 is less than the Initial Contract Price of $100 by more than the Contingent Buffer Percentage of 50% and the Contract Return is -60%, the investor receives a payment at maturity of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Ending Contract Price is greater than or equal to the Initial Contract Price or is less than the Initial Contract Price by up to the Contingent Buffer Percentage, you will receive a fixed return equal to the Contingent Digital Return of at least 15.35% at maturity, which also reflects the maximum return on the notes at maturity. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 15.35%. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you at least your principal back at maturity if the Ending Contract Price is greater than or equal to the Initial Contract Price or is less than the Initial Contract Price by up to the Contingent Buffer Percentage of 50%. If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage, for every 1% that the Ending Contract Price is less than the Initial Contract Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 50% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	RETURN LINKED TO A BRENT CRUDE OIL FUTURES CONTRACT — The return on the notes is linked to the official settlement price per barrel on ICE Futures Europe of the first nearby month (or, in some circumstances, in the second nearby month) futures contract for Brent crude oil, stated in U.S. dollars as made public by ICE Futures Europe and displayed on the applicable Bloomberg page. For additional information about the Commodity Futures Contract, see the information set forth under “The Underlyings — Commodity Futures Contracts” in the accompanying product supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments —	PS- 4
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity Futures Contract or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the foregoing. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is dependent on the performance of the Commodity Futures Contract and will depend on whether, and the extent to which, the Contract Return is positive or negative. Your investment will be exposed to a loss if the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 50%. In this case, for every 1% that the Ending Contract Price is less than the Initial Contract Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 50% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN — If the Ending Contract Price is greater than or equal to the Initial Contract Price or is less than the Initial Contract Price by up to the Contingent Buffer Percentage, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to the Contingent Digital Return, regardless of the appreciation in the Commodity Futures Contract, which may be significant.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 50%, you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, you will lose more than 50% of your principal amount at maturity and may lose all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation of the Commodity Futures Contract from the Initial Contract Price to the Ending Contract Price.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING BRENT CRUDE OIL FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually purchased Brent crude oil futures contracts or exchange-traded or over-the-counter instruments based on Brent crude oil futures contracts. You will not have any rights that holders of such assets or instruments have.
•	WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement for more information.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Contingent Digital

JPMorgan Structured Investments —	PS- 5
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract

Return will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Digital Return.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and

JPMorgan Structured Investments —	PS- 6
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract

market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Contract Price, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility in the Contract Price of the Commodity Futures Contract;
•	the time to maturity of the notes;
•	supply and demand trends for Brent crude oil or the exchange-traded futures contracts on that commodity;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.
•	Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Commodity Futures Contract

•	COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — Commodity futures contracts are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the price of the Commodity Futures Contract. Any future regulatory changes may have a substantial adverse effect on the value of your notes. Additionally, in October 2020, the U.S. Commodity Futures Trading Commission adopted rules to establish revised or new position limits on 25 agricultural, metals and energy commodity derivatives contracts. The limits would apply to a person’s combined position in the specified 25 futures contracts and options on futures (“core referenced futures contracts”), futures and options on futures directly or indirectly linked to the core referenced futures contracts, and economically equivalent swaps. These rules came into effect on January 1, 2022 for covered futures and options on futures contracts and will come into effect on January 1, 2023 for covered swaps. The rules may reduce liquidity in the exchange-traded market for those commodity-based futures contracts, which may, in turn, have an adverse effect on any payments on the notes. Furthermore, we or our affiliates may be unable as a result of those restrictions to effect transactions necessary to hedge our obligations under the notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See “— Risks Relating to the Notes Generally — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” above.
•	PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY — Market prices of commodity futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the Commodity Futures Contract. See “— The Market Price of Brent Crude Oil Will Affect the Value of the Notes” below. The Contract Price is subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
•	THE MARKET PRICE OF BRENT CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the Contract Price of the Commodity Futures Contract, we expect that generally the market value of the notes will depend in part on the market price of Brent crude oil. The price of Brent crude oil is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations, including relative cost, often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. These events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

JPMorgan Structured Investments —	PS- 7
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract

•	Futures Contracts on Brent Crude Oil are the Benchmark Crude Oil Contracts in European and Asian Markets and May Be Affected by Economic Conditions in Europe and Asia — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Commodity Futures Contract will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the price of the Commodity Futures Contract and, therefore, the notes.
•	There Are Risks Relating to the Contract Price Being Determined by ICE Futures Europe — Futures contracts on Brent crude oil are traded on ICE Futures Europe. The Contract Price will be determined by reference to the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil (or, in some circumstances, the second nearby month futures contract for Brent crude oil), stated in U.S. dollars, as made public by ICE Futures Europe and displayed on the applicable Bloomberg page. Investments in notes linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.
•	A DECISION BY ICE FUTURES EUROPE TO INCREASE MARGIN REQUIREMENTS FOR BRENT CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE CONTRACT PRICE — If ICE Futures Europe increases the amount of collateral required to be posted to hold positions in the futures contracts on Brent crude oil (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the Contract Price to decline significantly.
•	THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES — The Commodity Futures Contract reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked only to commodity spot prices.
•	SINGLE COMMODITY FUTURES CONTRACT PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are not linked to a diverse basket of commodities, commodity futures contracts or a broad-based commodity index. The prices of the Commodity Futures Contract may not correlate to the price of commodities or commodity futures contracts generally and may diverge significantly from the prices of commodities or commodity futures contracts generally. Because the notes are linked a single commodity futures contract, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or commodity futures contracts or a broad-based commodity index.
•	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE CONTRACT PRICE, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the Contract Price of the Commodity Futures Contract and, therefore, the value of your notes.

JPMorgan Structured Investments —	PS- 8
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract

Historical Information

The following graph sets forth the historical performance of the Commodity Futures Contract based on the weekly historical Contract Prices of the Commodity Futures Contract from January 6, 2017 through July 22, 2022. The Contract Price of the Commodity Futures Contract on July 22, 2022 was $103.20. We obtained the Contract Prices of the Commodity Futures Contract above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical Contract Prices should not be taken as an indication of future performance, and no assurance can be given as to the Contract Price on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Commodity Futures Contract will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS- 9
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity Futures Contract?” and “Hypothetical Examples of Amounts Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to a Brent Crude Oil Futures Contract” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

JPMorgan Structured Investments —	PS-10
Contingent Buffered Notes Linked to a Brent Crude Oil Futures Contract